Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Organigram Holdings Inc. (the “Company”)
35 English Drive
Moncton, NB E1E 3X3

Item 2.	Date of Material Change

March 6, 2018

Item 3.	News Release

The news release reporting the Material Change described in this report was issued in Moncton, New Brunswick on March 6, 2018.

The news release was distributed through Canada Newswire and filed with the TSX Venture Exchange and each of the relevant Canadian securities regulatory authorities via SEDAR. The news release is attached hereto as Schedule “A” and incorporated by reference herein.

Item 4.	Summary of Material Change

The Company announces that it has received Health Canada approval for the remaining 13 rooms of its 23 room Phase 2 expansion a week ahead of schedule. The Phase 2 expansion includes significant improvements and efficiencies to the Company’s cultivation and processing systems. The Company’s standardized, data-based approach to production has been trending yields that are in some cases 50% higher than its previous estimates and has revised its production capacity forecasts accordingly.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” for the news release.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

Michael Tripp
Chief Legal Officer
(506) 804-2552

Item 9.	Date of Report

March 12, 2018

Schedule “A”

Organigram reports Health Canada approval of new grow rooms, increased yields and upward revision to production capacity forecasts

MONCTON, NB, March 6, 2018 /CNW/ - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQB: OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has received Health Canada approvalfortheremaining13roomsofits23roomPhase2expansionaweek ahead of schedule. The Company previously announced the available use of the first 10 rooms of the Phase 2 expansiononFebruary12,2018. TheCompanyexpectsharvestsfrom the Phase 2 expansion to begin the third week of April.

Increased Efficiency and Improved Yields

The Phase 2 expansion includes significant improvements and efficiencies to the Company’s cultivation and processing systems. Enhancements including a fully automated irrigation system in the Phase 2 grow rooms, automated potting, fully automated waste destruction system and automated packaging lines mean immediate and ongoing cost savings as well as increased yields.

Organigram’s standardized, data-based approach to production has been trending yields that are in some cases 50% higher than its previous estimates and the Company fully anticipates this to continue to increase with enhanced improvements in cultivation and environmental design in Phase 3 and Phase 4 as well as through achievements of economies of scale through optimization of its pre-vegetation and cloning processes.

“We are seeing some harvest yields that are more than 400 grams per square foot a year andhavewitnessedthequality,densityandsizeofflowersimprovetremendously”,saidGreg Engel, CEO, and “with these results we are revising our current production forecast estimates as well as those for our next expansion, set to break ground in April 2018, so that by early 2020 we will be producing over 110,000 kg/annum from fully funded operations”.

Revised Production Capacity Forecasts

The following table reflects the Company’s revised production capacity forecasts (note the timing and sizing of the Phase4a,4b,and 4c expansions remain subject to change based on final design specifications):

Production Campus	Target Construction Completion Date	Production Capacity kg/annum
		Previous Forecast	New Forecast
Phases 1, 2	Already in Cultivation	16,000	22,000
Phases 1, 2, 3	Phase 3: May-2018	25,000	36,000
Phases 1, 2, 3, 4a	Phase 4a: Apr-2019	39,500	65,000
Phases 1, 2, 3, 4a, 4b	Phase 4b: July-2019	47,500	81,000
Phases 1, 2, 3, 4a, 4b, 4c	Phase 4c: Apr-2020	65,000	113,000

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary,OrganigramInc.,isalicensedproducerofmedicalmarijuanainCanada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram’s facility is located in Moncton, New Brunswick and the Company is regulated bythe Access to CannabisforMedical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Forward-looking statements

The news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors – including the availability of funds, consummation of definitivedocumentation,theresultsoffinancingefforts,cropyields–thatcouldcauseactual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange)accepts responsibility for the adequacy or accuracy of this release.

The news release does not constitute an offer to sell or asolicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or state securities laws and may not be offered or sold within the United States absent such registration or an applicable exemption from such registration requirements.

For more information, visit www.organigram.ca

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Paolo De Luca	Dylan Rogers
Chief Financial Officer	Director of Investor Relations
(416) 661-0947	(506) 801-8986
paolo.deluca@organigram.ca	drogers@organigram.ca